UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 31, 2017

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒   Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	31 October 2017

Location	Melbourne, Australia

Release Number	34/17

SAMARCO UPDATE – PRELIMINARY AGREEMENT

On 18 January 2017, Samarco and its shareholders, Vale S.A. (Vale) and BHP Billiton Brasil Ltda (BHP Brasil) entered into a preliminary agreement with the Federal Prosecutors’ Office in Brazil (Federal Prosecutors) in relation to the Samarco dam failure (Preliminary Agreement).

The Preliminary Agreement outlines the process and timeline for negotiation of a settlement of the BRL 155 billion (approximately US$48.6 billion) and BRL 20 billion (approximately US$6.3 billion) Public Civil Claims relating to the dam failure. The Preliminary Agreement also provides for the appointment of experts to advise the Federal Prosecutors in relation to the environmental and socioeconomic impact assessment, and the negotiation of the settlement of the Public Civil Claims.

The Preliminary Agreement suspends a BRL 1.2 billion (approximately US$0.4 billion) injunction order under the BRL 20 billion Public Civil Claim and requests suspension of that claim, with a decision on suspension from the 12th Court pending. The 12th Court previously suspended the BRL 155 billion Public Civil Claim, including the BRL 7.7 billion (approximately US$2.4 billion) injunction request.

On 30 October 2017, the 12th Court approved the extension of the date for negotiation of the settlement arrangements and an amendment to the Preliminary Agreement to agree on socioeconomic experts to advise the Federal Prosecutors, to 16 November 2017. This extension allows for the continuation of the interim security arrangements provided to the Court on 24 January 2017 and for the continued suspension of the legal proceedings and injunctions.

Further information on BHP can be found at: bhp.com

Samarco Mineração S.A. is jointly owned by BHP Billiton Brasil Ltda and Vale S.A. Our 50 per cent interest is accounted for as an equity accounted investment.

BRL 20 billion Civil Claim

On 30 November 2015, a public civil claim was commenced by the Federal Government of Brazil, the states of Espirito Santo and Minas Gerais and other public authorities (Brazilian Authorities) seeking the establishment of a fund of up to BRL 20 billion (approximately US$6.3 billion) in aggregate for clean-up costs and damages related to the Samarco dam failure (BRL 20 billion Civil Claim). On 18 December 2015, an injunction was granted to, among other things, order Samarco to deposit BRL 2 billion (approximately US$0.6 billion) for community and environmental rehabilitation.

On 2 March 2016, Samarco, Vale, BHP Billiton Brasil and the Brazilian Authorities entered into the Framework Agreement that provides for settlement of the BRL 20 billion Civil Claim by establishing a fund for clean-up costs and remediation and compensation of impacts relating to the Fundão tailings dam failure.

Ratification of the Framework Agreement on 5 May 2016 suspended the BRL 20 billion Civil Claim and the corresponding injunction. Subsequently, on 30 June 2016, both the BRL 20 billion Civil Claim and the injunction were reinstated by the Superior Court of Justice in Brazil. A final decision by the Court on the issue of ratification is pending.

The injunction remains the subject of litigation before Federal Courts. On 17 August 2016, the Federal Court of Appeals confirmed the BRL 2 billion injunction. This decision has been appealed. On 4 November 2016, the 12th Federal Court of Belo Horizonte reduced the BRL 2 billion injunction to BRL 1.2 billion (approximately US$0.4 billion).

BRL 155 billion Civil Claim

On 3 May 2016, the Federal Prosecutors commenced proceedings against Samarco, Vale and BHP Billiton Brasil for BRL 155 billion (approximately US$48.6 billion) for social, environmental and economic compensation relating to the Samarco dam failure (BRL 155 billion Civil Claim).

The claim includes the Federal Prosecutors seeking an injunction order that Samarco, Vale and BHP Billiton Brasil deposit BRL 7.7 billion (approximately US$2.4 billion) into a special company account. The 12th Federal Court of Belo Horizonte has suspended the BRL 155 billion Civil Claim and the injunction in the BRL 155 billion claim.

Effect of the BRL 2.2 billion Interim Security under the Preliminary Agreement

Under the Preliminary Agreement, the parties have agreed to suspend the Federal Prosecutor’s BRL 7.7 billion injunction application in the BRL 155 billion Civil Claim and to request that the 12th Federal Court of Belo Horizonte replace the BRL 1.2 billion injunction in the BRL 20 billion Civil Claim with the Interim Security of BRL 2.2 billion (approximately US$0.7 billion). The parties have also agreed under the Preliminary Agreement to suspend the BRL 20 billion asset freezing order application made by the Federal Prosecutors in the criminal charges against Samarco, Vale and BHP Billiton Brasil, and certain individuals in relation to the dam failure.

On 14 July 2017, the Federal Court of Ponte Nova denied all of the provisional measures requested by the Federal Prosecutors, including the application for an asset freezing order.

Media Relations

Email: media.relations@bhpbilliton.com

Australia and Asia

Ben Pratt

Tel: +61 3 9609 3672 Mobile: +61 419 968 734

Fiona Hadley

Tel: +61 3 9609 2211 Mobile: +61 427 777 908

United Kingdom and South Africa

Neil Burrows

Tel: +44 20 7802 7484 Mobile: +44 7786 661 683

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Judy Dane

Tel: +1 713 961 8283 Mobile: +1 713 299 5342

Investor Relations

Email: investor.relations@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
LEI WZE1WSENV6JSZFK0JC28	LEI 549300C116EOWV835768
Registered in Australia	Registered in England and Wales
Registered Office: Level 18, 171 Collins Street	Registered Office: Nova South, 160 Victoria Street
Melbourne Victoria 3000 Australia	London SW1E 5LB United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: October 31, 2017	By:	/s/ Rachel Agnew
	Name:	Rachel Agnew
	Title:	Company Secretary